FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on February 3, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: February 4, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: February 3, 2004
URL: http://www.komatsu.com/

Consolidated Business Results for Three Quarters of Fiscal Year Ending March 31, 2004

1. Matters Related to the Production of the Outline of Business

1)	Accounting principles adopted for the preparation of financial statements and others:

Generally accepted accounting principles (GAAP) in the United States of America.

2)	Difference in the ways of recognizing accounting procedures between last consolidated fiscal year and this quarter:

Simplified procedures adopted in certain items for this quarter.

3)	Changes in group of entities

Consolidated subsidiaries

Addition: 5 companies             Removal: 2 companies

Affiliated companies accounted for by the equity method

Addition: 1 company               Removal: 4 companies

4)	Auditing by certified public accountants or audit firms: Unaudited

2. Results for Three Quarters of Fiscal Year Ending March 31, 2004

(1) Consolidated Financial Results

	(Amounts are rounded to the nearest million yen)
	Nine months ended December 31, 2003	Nine months ended December 31, 2002	Changes Increase		FY ended March 31, 2003
Net sales	851,338	776,316	75,022	9.7%	1,089,804
Operating profit	41,625	22,011	19,614	89.1%	33,178
Income before income taxes, minority interests and equity in earnings	32,292	9,755	22,537	231.0%	12,905
Net income	16,393	3,153	13,240	419.9%	3,009
Net income per share
Basic	¥16.52	¥3.26	13.26		¥3.09
Diluted	¥16.28	¥3.26	13.02		¥3.09

Notes: 1)	The numbers of average common shares outstanding were as follows:
	The nine months ended December 31, 2003:	992,480,124
	The nine months ended December 31, 2002:	967,007,469
	The fiscal year ended March 31, 2003:	973,306,865
2)	Percentages shown in net sales, operating profit, income before income taxes and net income represent the rates of change compared with the corresponding nine months a year ago.
3)	Operating profit stated above is the sum of segment operating profit. The amount is consistent with custom of the Japanese accounting practice by subtracting cost of sales and selling, general and administrative expenses from net sales. This amount does not represent consolidated operating profit under U.S. GAAP.

(2) Consolidated Financial Position

	As of December 31, 2003	As of March 31, 2003
Total assets (Millions of yen)	1,330,632	1,306,354
Shareholders’ equity (Millions of yen)	409,473	395,366
Shareholders’ equity ratio (%)	30.8	30.3
Shareholders’ equity per share (Yen)	412.56	398.34

Note:	The numbers of common shares outstanding were below:
December 31, 2003: 992,512,556
March 31, 2003: 992,528,649

3. Outline of Business Results for Three Quarters of Fiscal Year Ending March 31, 2004

Consolidated sales for nine months (April 1 through December 31, 2003) of fiscal year, ending March 31, 2004, totaled ¥851.3 billion, up 9.7% over the corresponding nine-month period last year. Net income for the nine-month period improved 419.9%, to ¥16.3 billion.

With demand for construction and mining equipment set for recovery around the world, Komatsu expanded sales centering on its construction and mining equipment business to accomplish the goals of its “Move The World. KOMATSU 5-800” mid-range management plan for fiscal year ending March 31, 2006.

In addition to a substantial increase in sales in the construction and mining equipment business, Komatsu continued to make steady progress by reducing fixed and production costs for this fiscal year. As a result, operating profit* also continued to improve, reaching ¥41.6 billion, up 89.1% over the previous nine-month period last year.

Concerning its business results for fiscal year ending March 31, 2004, Komatsu is pleased to report good progress towards company projections that were announced on November 7, 2003.

*	Operating profit on a consolidated basis is the sum of segment profit. In conformity with generally accepted accounting principles of Japan, it is obtained by deducting cost of sales and SG&A expenses from sales.

(1) Sales

	Millions of yen
	Nine months ended December 31, 2003 (A)	Nine months ended December 31, 2002 (B)	Changes Increase (A)-(B)
Foreign Exchange Rates	1USD=¥115 1EUR=¥133	1USD=¥122 1EUR=¥119
Construction & Mining Equipment	620,528	554,993	65,535	11.8%
Japan	192,843	175,364	17,479	10.0%
Overseas	427,685	379,629	48,056	12.7%
Industrial Machinery, Vehicles and Others	165,197	157,447	7,750	4.9%
Electronics	65,613	63,876	1,737	2.7%
Total	851,338	776,316	75,022	9.7%
(2) Operating Profit (Loss) by Segment
	Millions of yen
	Nine months ended December 31, 2003 (A)	Nine months ended December 31, 2002 (B)	Changes Increase (A)-(B)
Construction & Mining Equipment	35,809	21,579	14,230	65.9%
Industrial Machinery, Vehicles and Others	7,193	3,489	3,704	106.2%
Electronics	1,745	(879)	2,624	—
Corporate & elimination	(3,122)	(2,178)	(944)	—
Total	41,625	22,011	19,614	89.1%

See next page for the review of operations.

Construction and Mining Equipment

Consolidated sales of construction and mining equipment reached ¥620.5 billion for the nine-month period, registering an increase of 11.8% over the corresponding period last year, and was fueled by expanded sales in Japan as well as boosted overseas sales. Operating profit for the construction and mining equipment business segment advanced to ¥35.8 billion, up 65.9% over the corresponding nine-month period last year, representing continued improvement from a year ago.

In North America, the largest market of the world, Komatsu expanded sales against the backdrop of demand recovery driven by strong housing starts with low interest rates and major tax cut policies. In particular, the third quarter sales (October 1—December 31, 2003) improved about 50% over the corresponding quarter last year, making recovery of the market clear. In China, Komatsu continued to accelerate sales, while demand temporarily slowed since summer due to recent money-tightening measures taken by the government. Komatsu also increased sales in Japan, where demand for new equipment, especially hydraulic excavators, rebounded for recovery after a stock adjustment on the market resulted from expanded exports of used equipment.

Demand for mining equipment showed a note of recovery, reflecting an increase in commodity prices around the world. Komatsu captured steady growth in equipment orders for coal and iron ore mines in Asia and Oceania, copper and iron ore mines in South America, and for natural resource development projects in the Commonwealth of Independent States, or the former Soviet Republics.

Accelerating Sales by Launching “Unique and Unrivaled” Products

During the current fiscal year, Komatsu launched the market introduction of its Unique and Unrivaled products which feature overwhelming advantages over competing models and also achieve a substantial reduction in production costs. The new MR-2 series mini hydraulic excavator, introduced in the first campaign for such products, picked up sales in Japan, one of the major markets of the world, and helped Komatsu to increase its market share. The PC400 hydraulic excavator, introduced on the second campaign, has been generating steady sales in North American and other markets where demand for this 40-ton class machines is high. For the D475 super-large bulldozer, launched in October 2003, Komatsu has been receiving a growing number of orders from mines around the world.

Sales of Construction & Mining Equipment by Region (Sales Destination)

	Millions of yen
	Nine months ended December 31, 2003 (A)	Nine months ended December 31, 2002 (B)	Changes Increase (Decrease) (A)-(B)
Japan	192,843	175,364	17,479	10.0%
Americas	157,038	139,628	17,410	12.5%
Europe	102,447	96,507	5,940	6.2%
Asia* & Oceania	71,934	73,338	(1,404)	(1.9)%
China	53,679	26,575	27,104	102.0%
Middle East & Africa	42,587	43,581	(994)	(2.3)%
Total	620,528	554,993	65,535	11.8%

*	Japan and China are excluded.

Industrial Machinery, Vehicles and Others

Consolidated sales from industrial machinery, vehicles and others for the nine-month period increased 4.9%, to ¥165.1 billion. Operating profit for this business segment also improved to ¥7.1 billion, up 106.2%.

In particular, Komatsu Machinery Corporation made a significant improvement in both sales and profits primarily by expanding sales of machine tools to Japanese and foreign automakers. Komatsu Forklift Co., Ltd., the agricultural and forestry equipment business of Komatsu Zenoah Co. and Komatsu Industries Corp. also increased both sales and profits over the same period last year.

Electronics

Consolidated sales from the electronics business for the nine-month period grew 2.7% over the corresponding period last year, to ¥65.6 billion. Operating profit for the electronics business segment rebounded to ¥1.7 billion from a loss of ¥0.8 billion for the corresponding nine-month period last year.

For the nine-month period, as the markets for semiconductors and silicon wafers experienced a note of recovery, Komatsu Electronic Metals Co., Ltd. registered growth in both consolidated sales and profits over the corresponding period last year. In particular, Formosa Komatsu Silicon Corporation grew and generated stable profits by expanding sales of its prime silicon wafers. In the polycrystalline silicon business, in addition to receiving the benefits of consolidated production, Advanced Silicon Materials LLC improved its profit/loss position by increasing sales of high value-added products such as monosilane gas.

Reference:

Sales and Operating Profit for three months from October through December 2003

(1) Sales

		Millions of yen
	Three months ended December 31, 2003 (A)	Three months ended December 31, 2002 (B)	Changes Increase (Decrease) (A)-(B)
Construction & Mining Equipment	211,539	183,605	27,934	15.2%
Japan	73,534	62,574	10,960	17.5%
Overseas	138,005	121,031	16,974	14.0%
Industrial Machinery, Vehicles and Others	49,851	53,757	(3,906)	(7.3)%
Electronics	22,277	20,525	1,752	8.5%
Total	283,667	257,887	25,780	10.0%

(2) Operating Profit (Loss) by Segment

		Millions of yen
	Three months ended December 31, 2003 (A)	Three months ended December 31, 2002 (B)	Changes Increase (Decrease) (A)-(B)
Construction & Mining Equipment	11,053	7,957	3,096	38.9%
Industrial Machinery, Vehicles, and Others	2,048	649	1,399	215.6%
Electronics	999	(833)	1,832	—
Corporate & elimination	(717)	(122)	(595)	—
Total	13,383	7,651	5,732	74.9%

(3) Sales of Construction & Mining Equipment by Region (Sales Destination)

		Millions of yen
	Three months ended December 31, 2003 (A)	Three months ended December 31, 2002 (B)	Changes Increase (Decrease) (A)-(B)
Japan	73,534	62,574	10,960	17.5%
Americas	50,366	37,758	12,608	33.4%
Europe	33,213	32,622	591	1.8%
Asia* & Oceania	25,006	22,903	2,103	9.2%
China	15,961	10,862	5,099	46.9%
Middle East & Africa	13,459	16,886	(3,427)	(20.3)%
Total	211,539	183,605	27,934	15.2%

*	Japan and China are excluded.

Projection of Consolidated Business Results for Fiscal Year ending March 31, 2004

		Millions of yen
	Net sales	Income before income taxes	Net income
For the year	1,160,000	40,000	18,000

*	Announced on November 7, 2003

Condensed Consolidated Balance Sheets

	Millions of yen
	As of December 31, 2003 (A)	As of March 31, 2003 (B)	Changes Increase (Decrease) (A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥84,364	¥76,152	¥8,212
Time deposits	68	531	(463)
Trade notes and accounts receivable	327,288	337,401	(10,113)
Inventories	252,874	241,722	11,152
Other current assets	104,778	95,819	8,959

Total current assets	769,372	751,625	17,747

Investments	74,576	52,417	22,159

Property, plant, and equipment – less accumulated depreciation	388,631	400,087	(11,456)

Other assets	98,053	102,225	(4,172)

Total	1,330,632	1,306,354	24,278

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	170,235	214,292	(44,057)
Trade notes and accounts payable	226,774	174,904	51,870
Income taxes payable	4,686	6,516	(1,830)
Other current liabilities	125,774	118,972	6,802

Total current liabilities	527,469	514,684	12,785

Long-term liabilities	356,398	368,101	(11,703)

Minority interests	37,292	28,203	9,089

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	135,678	135,686	(8)
Retained earnings	238,890	228,446	10,444
Accumulated other comprehensive income (loss)	(29,286)	(32,981)	3,695
Treasury stock	(3,679)	(3,655)	(24)

Total shareholders’ equity – net	409,473	395,366	14,107

Total	¥1,330,632	¥1,306,354	¥24,278

Condensed Consolidated Statements of Income

(For the nine months ended December 2003 and 2002)

	Millions of yen
	2003 (A) %		2002 (B) %		Changes Increase (Decrease) (A)-(B) %
Revenues
Net sales	¥851,338	100.0	¥776,316	100.0	¥75,022	9.7
Interest and other income	8,836	1.0	11,807	1.5	(2,971)

Total	860,174		788,123		72,051	9.1

Costs and expenses
Cost of sales	627,608	73.7	577,469	74.4	50,139
Selling, general and administrative	182,105	21.4	176,836	22.8	5,269
Interest	10,969	1.3	11,528	1.5	(559)
Other	7,200	0.8	12,535	1.6	(5,335)

Total	827,882		778,368		49,514	6.4

Income before income taxes, minority interests, and equity in earnings	32,292	3.8	9,755	1.3	22,537	231.0

Income taxes	13,016	1.5	4,529	0.6	8,487

Minority interests in (income) loss of consolidated subsidiaries – net	(2,895)	(0.3)	(1,599)	(0.2)	(1,296)

Equity in earnings (losses) of affiliated companies – net	12	0.0	(209)	(0.0)	221

Income before cumulative effect of change in accounting principle	16,393	1.9	3,418	0.4	12,975	379.6

Cumulative effect of change in accounting principle (*Note)	—	—	(265)	(0.0)	265

Net income	¥16,393	1.9	¥3,153	0.4	¥13,240	419.9

Note:  Goodwill impairment changes as of April 1, 2002 from adoption of SFAS 142.